This report is signed on behalf of the registrant
(or depositor or trustee).



City of: Boston            State of: Massachusetts

Date:  December 22, 2014

Name of Registrant, Depositor, or Trustee: Columbia ETF Trust



/s/ Michael G. Clarke

Michael G. Clarke
Treasurer



/s/ Joseph F. DiMaria

Joseph F. DiMaria
Chief Accounting Officer
Witness

                          Columbia ETF Trust